INVICTUS MD Canada’s Cannabis Company

PRESS RELEASE	May 5, 2017

Invictus MD to Open the Market at TSX Venture
Exchange on May 5

VANCOUVER, BC, May 5, 2017 - INVICTUS MD STRATEGIES CORP. ("Invictus MD" or the "Company") (TSXV: IMH; OTC: IVITF; FRA: 8IS) Invictus MD is pleased to announce that its management team will visit TSX Venture Exchange (TSXV) on May 5, 2017 and will be opening the trading day.

"When we open the trading day, we share this celebration with all those who have contributed to our success - especially our team, the board, advisers and investors," said Dan Kriznic, Executive Chairman of Invictus MD. “From our early beginnings three years ago, with a clear goal and the desire to do something remarkable within this budding marketplace, we raised sufficient capital to make investment commitments for the construction of a number of cannabis production facilities across Canada. We have always taken pride in knowing we’re working towards becoming a source of uncompromising quality of medical cannabis and to be ready for the future new recreational market upon legalization. Now, three years later, we're thrilled to be on Bay Street."

“The Company is poised for a tremendous amount of production profile growth and other value-generating milestones in the near future. Cultivation has started at Acreage Pharms, having received their license to cultivate under the Access to Cannabis for Medical Purposes Regulations (“ACMPR”),” stated Trevor Dixon, President and CEO of Invictus MD. “Planning the Phase II build out has begun; the 150 acre land package provides the capability to construct facilities to keep pace with the growing medical cannabis market and meet the demand that the coming adult recreational cannabis use will create. AB Laboratories Inc. (“AB Labs”), a Licensed Producer under ACMPR, is on schedule to meet full production capacity by the end of May 2017. AB Ventures Inc. (“AB Ventures”), an incorporated company formed to develop a second licensed expansion facility through its common ownership with AB Labs, closed its 100-acre land acquisition on May 1, 2017 and once licensed under the ACMPR, will be used for future cannabis cultivation.

info@invictus-md.com www.invictus-md.com

INVICTUS MD Canada’s Cannabis Company

Considering the magnitude of AB Ventures’ land holdings and future production facilities, and assuming AB Ventures obtains a license to produce the quantity forecasted for the proposed facility, we will have the capacity for significant growth to keep pace with the growing medical and future recreational demand.”

About Invictus MD Strategies Corp.

Invictus MD Strategies Corp., Canada’s Cannabis Company, is focused on three main verticals within the burgeoning Canadian cannabis sector: Licensed Producers under the ACMPR including investment in the fully licensed facilities operated by AB Laboratories Inc. and Acreage Pharms Ltd.; Fertilizer and Nutrients through Future Harvest Development Ltd.; and Cannabis Data and Delivery, with its wholly owned subsidiary Poda Technologies Ltd.

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Executive Chairman

Larry Heinzlmeir
Vice President, Marketing & Communications
604-537-8676

info@invictus-md.com www.invictus-md.com

INVICTUS MD Canada’s Cannabis Company

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, including the Company’s anticipated revenue, the value of the cannabis market in the future as stated by Deloitte, the potential production capacity of the AB Labs, AB Ventures and Acreage Pharms’ production facilities, the granting of regulatory approval and anticipated timing of AB Labs reaching full production capacity, the granting of a license under the ACMPR to AB Ventures, the success and timing of AB Ventures acquisition of 100-acre of land are forward-looking statements and contain forward-looking information. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or “occur”. Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release, including the assumptions that recreational use of cannabis will be legalized, AB Labs, AB Ventures and Acreage Pharms will receive regulatory approval to produce cannabis at their production facilities’ full capacity, AB Ventures will be granted a license under the ACMPR, AB Ventures is able to successfully negotiate and close the 100-acre land acquisition, AB Ventures is able to successfully build a production facility. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation, the risk that recreational use of cannabis will not be legalized, AB Labs and Acreage Pharms will not receive regulatory approval to produce cannabis at their production facilities’ full production capacity, AB Ventures will not be granted a license under the ACMPR, AB Ventures is not able to successfully negotiate and close the 100-acre land acquisition, AB Ventures is not able to successfully build a production facility. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws. We seek safe harbor.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

info@invictus-md.com www.invictus-md.com